UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VolitionRx Limited
(Name of Company)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928661107
(CUSIP Number)

Cameron Reynolds

1 Scotts Road
#24-05 Shaw Centre
Singapore 228208
+1 (646) 650-1351
With a copy to:

Marc G. Alcser, Esq.
Stradling Yocca Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
(949) 725-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 3, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSON Cameron Reynolds
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) . (b) .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,349,673(1)
	8.	SHARED VOTING POWER 1,038,164(2)
	9.	SOLE DISPOSITIVE POWER 1,349,673(1)
	10.	SHARED DISPOSITIVE POWER 1,038,164(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387,837(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 1,114,673 shares of VolitionRx Limited, or Company, common stock, par value $0.001 per share and (ii) options to purchase 235,000 shares of Company common stock that are exercisable within 60 days, each held by Mr. Reynolds in his individual capacity.

(2)

Includes (i) 34,076 shares of Company common stock held directly by Mr. Reynolds’s spouse and (ii) 1,004,088 shares of Company common stock held directly by Concord International, Inc., of which Mr. Reynolds is the majority shareholder.

(3)

Based on 26,093,123 issued and outstanding shares of Company common stock as of November 10, 2016, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2016.

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Explanatory Note:

On September 3, 2014, Mr. Reynolds became the beneficial owner of an aggregate of 9.2% of VolitionRx Limited, a Delaware corporation (the “Company”) common stock, par value $0.001 per share (the “Common Stock”).  Prior to such date, Mr. Reynolds had not beneficially owned more than 5% of the Company’s Common Stock.  Mr. Reynolds’s beneficial ownership consisted of (i) 1,102,344 shares of Company Common Stock held directly by Mr. Reynolds, (ii) 26,858 shares of Company Common Stock held by Mr. Reynolds’s spouse (“Spouse”) of which Mr. Reynolds is deemed to share voting and dispositive power, (iii) warrants, held directly by Mr. Reynolds, to purchase 1,172 shares of Company Common Stock that are exercisable within 60 days, (iv) warrants, held by Spouse, to purchase 1,429 shares of Company Common Stock that are exercisable within 60 days, (v) options, held directly by Mr. Reynolds, to purchase 100,000 shares of Company Common Stock that are exercisable within 60 days, and (vi) options, held by Spouse, to purchase 20,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around this time, Mr. Reynolds had beneficial ownership of 9.2% of the Company.

Between September of 2014 and February of 2015 the Company issued an aggregate of approximately 4.0 million shares of Company Common Stock which created a material change in the beneficial ownership of Mr. Reynolds.  Mr. Reynolds’s beneficial ownership in February of 2015 consisted of (i) 1,102,344 shares of Company Common Stock held directly by Mr. Reynolds, (ii) 26,858 shares of Company Common Stock held by Spouse, (iii) warrants, held directly by Mr. Reynolds, to purchase 1,172 shares of Company Common Stock that are exercisable within 60 days, (iv) warrants, held by Spouse, to purchase 1,429 shares of Company Common Stock that are exercisable within 60 days, (v) options, held directly by Mr. Reynolds, to purchase 170,000 shares of Company Common Stock that are exercisable within 60 days, and (vi) options, held by Spouse, to purchase 36,500 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding in February of 2015, Mr. Reynolds had beneficial ownership of 7.6% of the Company.

On May 18, 2015, a previously granted option held directly by Mr. Reynolds and a previously granted option held by Spouse were amended which, for purposes of this filing, is deemed a cancellation of an outstanding option and a re-grant of a new option.  Mr. Reynolds’s beneficial ownership at the time of the option amendment consisted of (i) 1,103,844 shares of Company Common Stock held directly by Mr. Reynolds, (ii) 26,858 shares of Company Common Stock held by Spouse, (iii) warrants, held directly by Mr. Reynolds, to purchase 1,172 shares of Company Common Stock that are exercisable within 60 days, (iv) warrants, held by Spouse, to purchase 1,429 shares of Company Common Stock that are exercisable within 60 days, (v) options, held directly by Mr. Reynolds, to purchase 170,000 shares of Company Common Stock that are exercisable within 60 days, and (vi) options, held by Spouse, to purchase 36,500 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around the time of the option amendment, Mr. Reynolds had beneficial ownership of 7.4% of the Company.  In addition, and in compliance with Item 5(c) of Schedule 13D, Mr. Reynolds, using personal funds, purchased (x) 1,400 shares of Company Common Stock on May 15, 2015 on the open market at $3.3199 per share and (y) 100 shares of Company Common Stock on May 15, 2015 on the open market at $3.4099 per share.  The Company Common Stock purchased in clauses (x) and (y) of this paragraph are included in clause (i) of this paragraph.

On July 23, 2015, Mr. Reynolds and Spouse were granted an option to purchase 55,000 and 10,000 shares of Company Common Stock, respectively, subject to vesting.  Mr. Reynolds’s beneficial ownership at the time of the option grants consisted of (i) 1,103,844 shares of Company Common Stock held directly by Mr. Reynolds, (ii) 26,858 shares of Company Common Stock held by Spouse, (iii) warrants, held directly by Mr. Reynolds, to purchase 1,172 shares of Company Common Stock that are exercisable within 60 days, (iv) warrants, held by Spouse, to purchase 1,429 shares of Company Common Stock that are exercisable within 60 days, (v) options, held directly by Mr. Reynolds, to purchase 170,000 shares of Company Common Stock that are exercisable within 60 days, and (vi) options, held by Spouse, to purchase 36,500 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around the time of the option grants, Mr. Reynolds had beneficial ownership of 7.4% of the Company.

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Between July of 2015 and March of 2016 the Company issued an aggregate of approximately 5.1 million shares of Company Common Stock which created a material change in the beneficial ownership of Mr. Reynolds.  Mr. Reynolds’s beneficial ownership in March of 2016 consisted of (i) 1,103,844 shares of Company Common Stock held directly by Mr. Reynolds, (ii) 26,858 shares of Company Common Stock held by Spouse, (iii) warrants, held directly by Mr. Reynolds, to purchase 1,172 shares of Company Common Stock that are exercisable within 60 days, (iv) warrants, held by Spouse, to purchase 1,429 shares of Company Common Stock that are exercisable within 60 days, (v) options, held directly by Mr. Reynolds, to purchase 275,000 shares of Company Common Stock that are exercisable within 60 days, and (vi) options, held by Spouse, to purchase 59,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding in March of 2016, Mr. Reynolds had beneficial ownership of 6.3% of the Company.

On April 15, 2016, Mr. Reynolds was granted an option to purchase 125,000 shares of Company Common Stock, subject to vesting.  Mr. Reynolds’s beneficial ownership at the time of the option grant consisted of (i) 1,103,844 shares of Company Common Stock held directly by Mr. Reynolds, (ii) 26,858 shares of Company Common Stock held by Spouse, (iii) warrants, held directly by Mr. Reynolds, to purchase 1,172 shares of Company Common Stock that are exercisable within 60 days, (iv) warrants, held by Spouse, to purchase 1,429 shares of Company Common Stock that are exercisable within 60 days, (v) options, held directly by Mr. Reynolds, to purchase 275,000 shares of Company Common Stock that are exercisable within 60 days, and (vi) options, held by Spouse, to purchase 59,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around the time of the option grant, Mr. Reynolds had beneficial ownership of 6.3% of the Company.

On June 30, 2016, all options granted to Spouse expired unexercised, including 26,000 vested options. Mr. Reynolds’s beneficial ownership at the time the options expired consisted of (i) 1,108,066 shares of Company Common Stock held directly by Mr. Reynolds, (ii) 34,076 shares of Company Common Stock held by Spouse, and (iii) options, held directly by Mr. Reynolds, to purchase 255,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around the time of the option expiration, Mr. Reynolds had beneficial ownership of 5.9% of the Company.  In addition, and in compliance with Item 5(c) of Schedule 13D, (x) Mr. Reynolds elected a cashless exercise of 20,000 vested options on May 20, 2016, which resulted in the acquisition of 3,050 shares of Company Common Stock by Mr. Reynolds, (y) Spouse elected a cashless exercise of 4,000 vested options on May 20, 2016, which resulted in the acquisition of 610 shares of Company Common Stock, and (z) Spouse elected a cashless exercise of 29,000 vested options on June 16, 2016 which resulted in the acquisition of 5,179 shares of Company Common Stock by Spouse.  The Company Common Stock referenced in clauses (x), (y) and (z) in this paragraph is included in clauses (i) and (ii), respectively, of this paragraph.

On October 18, 2016, Concord International, Inc. (“Concord”) completed an entity restructuring. Following the restructuring of Concord, Mr. Reynolds became the majority shareholder of Concord and the beneficial owner of 1,004,088 shares of Company Common Stock held by Concord.  Mr. Reynolds’s beneficial ownership following the Concord restructuring consisted of (i) 1,108,066 shares of Company Common Stock held directly by Mr. Reynolds, (ii) 34,076 shares of Company Common Stock held by Spouse, (iii) 1,004,088 shares of Company Common Stock held by Concord, and (iv) options, held directly by Mr. Reynolds, to purchase 255,000 shares of Company Common Stock that are exercisable within 60 days.  Based on the number of shares of Company Common Stock outstanding around the time following the Concord restructuring, Mr. Reynolds had beneficial ownership of 9.2% of the Company.

From October 2016 until the date hereof Mr. Reynolds acquired shares of Company Common Stock through option exercises in non-material amounts.

The remaining disclosure set forth in this Schedule 13D will be based off Mr. Reynolds’s beneficial ownership as of the date hereof.

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Item 1.

Security and Company

The securities to which this Schedule 13D (this “Statement”) relates are the shares of common stock, par value $0.001 per share of VolitionRx Limited, a Delaware corporation.  The name and address of the principal executive offices of the Company are VolitionRx Limited, 1 Scotts Road, #24-05 Shaw Centre, Singapore 228208.

Item 2.

Identity and Background

(a)

Name

Cameron Reynolds, an individual.

(b)

Business Address

The business address for Mr. Reynolds is 1 Scotts Road, #24-05 Shaw Centre, Singapore 228208.

(c)

Principal Business

The principal occupation of Mr. Reynolds is President and Chief Executive Officer of the Company.

(d)-(e)

No Convictions or Proceedings

During the last five years, Mr. Reynolds has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Reynolds has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship

Mr. Reynolds is a citizen of Australia.

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Item 3.

Source and Amount of Funds or Other Consideration

Common Stock

Mr. Reynolds acquired 200,000 shares of Company Common Stock directly and 24,000 shares of Company Common Stock through Spouse, in October of 2011, in exchange for their shares of Singapore Volition Pte Ltd. (“Singapore Volition”), the predecessor entity of the Company, pursuant to the Share Exchange Agreement between the Company, Singapore Volition and the shareholders of Singapore Volition, dated September 26, 2011.  In May of 2012, Mr. Reynolds and Spouse used approximately $4,100 in personal funds and approximately $5,000 in personal funds, respectively, to purchase 2,344 shares of Company Common Stock and 2,858 shares of Company Common Stock, respectively, in a Private Placement dated April 24, 2012.  In September of 2014, Mr. Reynolds received 900,000 shares of Company Common Stock, at no cost, from Concord International.  In May of 2015, Mr. Reynolds used approximately (i) $4,648 in personal funds to purchase 1,400 shares of Company Common Stock on the open market at $3.3199 per share and (ii) $341 in personal funds to purchase 100 shares of Company Common Stock on the open market at $3.4099 per share.  In March of 2016, Mr. Reynolds and Spouse used approximately $3,407 in personal funds and approximately $3,715 in personal funds, respectively, to exercise warrants to purchase 1,172 shares of Company Common Stock and 1,429 shares of Company Common Stock, respectively.  In May of 2016, Mr. Reynolds and Spouse elected a cashless exercise of 20,000 and 4,000 vested options, respectively.  Of the 20,000 vested options exercised, 16,950 were held and cancelled by the Company as payment for the exercise which resulted in the acquisition of 3,050 shares of Company Common Stock by Mr. Reynolds.  Of the 4,000 vested options exercised, 3,390 were held and cancelled by the Company as payment for the exercise which resulted in the acquisition of 610 shares of Company Common Stock by Spouse.  In June of 2016, Spouse elected a cashless exercise of 29,000 vested options.  Of the 29,000 vested options exercised, 23,821 were held and cancelled by the Company as payment for the exercise which resulted in the acquisition of 5,179 shares of Company Common Stock by Spouse.  In October of 2016, Mr. Reynolds, at no cost, became the beneficial owner of 1,004,088 shares of Company Common Stock held by Concord.  In November of 2016, Mr. Reynolds elected a cashless exercise of 20,000 vested options.  Of the 20,000 vested options exercised, 13,393 were held and cancelled by the Company as payment for the exercise which resulted in the acquisition of 6,607 shares of Company Common Stock by Mr. Reynolds.

Options

The options to purchase 235,00 shares of Company Common Stock that are exercisable within the next 60 days were received, at no cost, by Mr. Reynolds on November 25, 2011, August 18, 2014 and July 23, 2015, respectively.

Item 4.

Purpose of Transaction

Mr. Reynolds holds his shares of Company Common Stock for investment purposes.  Mr. Reynolds may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by him.

(a)

Mr. Reynolds has been granted options to purchase 360,000 shares of Company Common Stock.  At the time of this Statement 235,000 options are exercisable within the next 60 days.  The remaining 125,000 options will vest on April 15, 2017.

Mr. Reynolds has no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(b)-(j) of Schedule 13D.

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Item 5.

Interest in Securities of the Company

Based upon the Company’s most recent report on Form 10-Q for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016, there were 26,093,123 shares of Company Common Stock issued and outstanding as of November 10, 2016. The percentages of ownership set forth below are based on there being 26,093,123 shares of Company Common Stock outstanding.

(a) and (b)

As of the date hereof the beneficial ownership of Company Common Stock by Mr. Reynolds is as follows:

Mr. Reynolds has sole investment and voting power with respect to 1,349,673 shares of Company Common Stock and may be deemed to share investment or voting power with respect to 1,038,164 shares of Company Common Stock.  In aggregate, Mr. Reynolds may be deemed to beneficially own 2,387,837 shares of Company Common Stock, which reflects 9.1% beneficial ownership of the Company.

(c)

Mr. Reynolds acquired 6,607 shares of Company Common Stock on November 18, 2016.  The acquisition was the result of a cashless exercise of 20,000 options.  The exercise price for the options was $3.00 per share and the 13,393 shares of Common Stock retained by the Company for cancellation as payment of the exercise price had a fair market value of $4.48 per share.  No shares were sold by Mr. Reynolds or the Company in such cashless exercise transaction.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

On September 30, 2016, the Company entered into an underwriting agreement with National Securities Corporation in connection with a public offering (the “Offering”).  In connection with the Offering, Mr. Reynolds entered into a customary “lock-up” agreement with the underwriters pursuant to which they agreed, subject to specific exceptions, not to sell any of their shares of Company Common Stock for 90 days following the date of the final prospectus, or September 30, 2016.  The description of the Lock-Up Agreement contained herein is qualified in its entirety by reference to Schedule IV of Exhibit 1.1 to the Company’s Current Report on Form 8-K which was filed with the SEC on September 30, 2016 and is incorporated herein by reference.

Item 7.

Material to be Filed as Exhibits

Exhibit I

Form of Lock-Up Agreement, by and among Mr. Reynolds and the Underwriters (incorporated herein by reference from Schedule IV to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on September 30, 2016 (File No. 001-36833)).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2016

Cameron Reynolds

  /s/  Cameron Reynolds

Cameron Reynolds

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.